HALLIBURTON KBR ADDS EXPERIENCE DEPTH AND BREADTH
                        WITH GVA CONSULTANTS ACQUISITION

       Sweden-based GVA Consultants has 20+ years of experience designing and building semisubmersibles for the offshore industry

DALLAS, Texas - Halliburton KBR, formerly Kellogg Brown & Root, has acquired GVA Consultants AB (GVA C), from British Maritime Technology Limited (BMT) for an undisclosed amount. Halliburton KBR is the engineering and construction segment of Halliburton (NYSE: HAL), the world's largest provider of products and services to the petroleum and energy industries.
     "GVA Consultants complements Halliburton KBR's experience and expertise," said Dave Lesar, chairman, president and CEO of Halliburton. "Halliburton KBR is one of the pioneers of the offshore industry with more than 50 years of experience in designing, building and developing technology for offshore facilities for the discovery and production of oil and gas. GVA C has more than 20 years of experience in the design and construction of semisubmersibles for the offshore industry. With this addition, we have the tools to provide our clients with the ultra-deepwater options that they will require as we move into the future."
     Chairman and Chief Executive of BMT, David Goodrich, said: "Selling GVA Consultants was a difficult decision to make. But on balance the increased opportunities for GVA Consultants under the Halliburton KBR ownership led to the conclusion to sell."
     A large number of GVA C semisubmersibles are in operation worldwide. Earlier this year, BP awarded GVA C the contract to design the largest steel semi-submersible production and drilling unit in the world for its Crazy Horse oil field development in the Gulf of Mexico. The unit will operate in more than 6,000 feet of water.
     Jan Veldwijk, senior vice president of Halliburton KBR's Offshore Operations, said, "This acquisition demonstrates our commitment to be a major player in the offshore industry for many years to come."

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     As energy companies search for oil and gas in ultra-deepwater,  Halliburton
KBR's acquisition of GVA C positions the company to offer solutions to one of the most challenging aspects in the process of profitable hydrocarbon recovery in ultra-deepwater fields - the selection of the most appropriate field development platform.
     "When an ultra-deepwater field can be largely exploited from a single drill center, the selection quickly narrows to a choice between a drilling production spar or semi-submersible," said Richard D'Souza, director, Halliburton KBR Deepwater Technology. "The semisubmersible platform is ideally positioned to capitalize on subsea technology. Its inherent flexibility to accommodate reservoir uncertainty, relative insensitivity to water depth and adaptability to future subsurface and subsea technology advances will enable significant reduction in capital costs, cycle tie to peak production and project risks."
     GVA C is a worldwide leader in the design and delivery of new build drilling and production semisubmersible platforms. Halliburton KBR is renowned for its world class project execution and delivery. The combination of GVA C and Halliburton KBR capabilities will provide the energy industry with a single source for engineering and delivery of semi-submersible production platforms that is second to none.
                                       ###

Notes to Editors:
1) Halliburton KBR
     Halliburton KBR is an international, technology-based engineering and construction company, which provides a full spectrum of industry-leading services for public infrastructure and to the hydrocarbon, chemical, energy, and forest products industries.
     Halliburton, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction business segments. The company's World Wide Web can be accessed at www.halliburton.com.

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

2) British Maritime Technology
     BMT is a leading, multi-disciplinary engineering and technology consultancy, specializing in design, design support, risk management and salvage, principally in the defense, environment, insurance, oil and gas and transportation sectors.
     BMT invests significantly in research. Its customers are served through a network of international subsidiary companies, based throughout the UK and in Europe, North America and Asia. The assets of the company are held in beneficial ownership for its staff.
         The company offers a wide range of expertise to the oil and gas market, including vessel design, waste management, field simulations, operability analysis and model testing. Web site - www.bmt.org.

3) GVA Consultants
     GVA Consultants AB is a marine and offshore consultancy with more than 20 years of experience in the design and construction of semi-submersibles for drilling and production. The company is based in Gothenburg, Sweden and also has an office in Houston, Texas. More than 50 percent of all newly built submersible production units worldwide are designed by GVA Consultants.

4) Contacts For Further Information:
Zelma Branch / Wendy Hall
Halliburton - Houston
713-676-4371
E-mail: zelma.branch@halliburton.com or wendy.hall@halliburton.com

Or

Ben Findlay / Shona Cooper
BMT Press Office
c/o Republic
Tel: +44 (0)20 7379 5000 ext 230/235
Fax: +44 (0)20 7379 5133
E-mail:  ben@republicpr.com or shona@republicpr.com


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